                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934



         [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

         OR

         [   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         FOR THE TRANSITION PERIOD FROM ___________ TO _____________

         COMMISSION FILE NUMBER 1-12001



                    TDY INDUSTRIES, INC. PROFIT SHARING PLAN
                 FOR CERTAIN EMPLOYEES OF METALWORKING PRODUCTS
                 ----------------------------------------------
                                 (Title of Plan)


                       ALLEGHENY TECHNOLOGIES INCORPORATED
            (Name of Issuer of securities held pursuant to the Plan)


             1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479 (Address of Plan and principal executive offices of Issuer)

                              Financial Statements
                            And Supplemental Schedule

                  TDY Industries, Inc. Profit Sharing Plan for
                   Certain Employees of Metalworking Products

                          Year ended December 31, 2003

                                   (Unaudited)

                  TDY Industries, Inc. Profit Sharing Plan for
                   Certain Employees of Metalworking Products

                              Financial Statements
                            and Supplemental Schedule

                          Year ended December 31, 2003

                                   (Unaudited)




                                    CONTENTS

Financial Statements (Unaudited)
Statements of Net Assets Available for Benefits ..................             1
Statement of Changes in Net Assets Available for Benefits ........             2
Notes to Financial Statements ....................................             3


Supplemental Schedule

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year) ..            11

                  TDY Industries, Inc. Profit Sharing Plan for
                   Certain Employees of Metalworking Products

                 Statements of Net Assets Available for Benefits

                                   (Unaudited)

                                                                                 DECEMBER 31
                                                                          2003                  2002
                                                                       ----------           ----------
Investments:
   Interest in Allegheny Technologies Incorporated Savings
   Plan Trust                                                         $1,478,444            $1,197,399
   Interest in registered investment companies                         1,154,730               584,977
   Interest in common collective trusts                                      106               320,045
   Participant loans                                                     275,518               248,161
   Corporate common stocks                                               272,795                 2,611
   Receivables                                                                28                    --
                                                                      ----------            ----------
Net assets available for benefits                                     $3,181,621            $2,353,193
                                                                      ==========            ==========


See accompanying notes.

                  TDY Industries, Inc. Profit Sharing Plan for
                   Certain Employees of Metalworking Products

            Statement of Changes in Net Assets Available for Benefits

                                   (Unaudited)

                          Year ended December 31, 2003


   Contributions:
     Employer                                                                                    $   288,245
     Employee                                                                                        346,614
                                                                                                 -----------
                                                                                                     634,859

   Investment income:
     Net gain from interest in registered investment companies                                       250,555
     Net gain from interest in Allegheny Technologies Incorporated Savings Plan Trust                187,519
     Net gain from interest in common collective trusts                                               32,222
     Interest income                                                                                  16,849
     Net unrealized/realized gain on corporate common stocks                                          87,883
     Dividend income                                                                                   3,519
                                                                                                 -----------
Total investment gain                                                                                578,547
                                                                                                 -----------
                                                                                                   1,213,406

   Distributions to participants                                                                    (384,612)
    Transfers                                                                                           (366)
                                                                                                 -----------
                                                                                                    (384,978)

 Net increase in net assets available for benefits                                                   828,428
 Net assets available for benefits at beginning of year                                            2,353,193
                                                                                                 -----------
 Net assets available for benefits at end of year                                                $ 3,181,621
                                                                                                 ===========


See accompanying notes.

                  TDY Industries, Inc. Profit Sharing Plan for
                   Certain Employees of Metalworking Products

                          Notes to Financial Statements

                                December 31, 2003


1. SIGNIFICANT ACCOUNTING POLICIES

Investments are valued as follows:

    Bank and insurance investment contracts ("investment contracts") with varying contract rates and maturity dates are stated at contract value.

    Although it is management's intention to hold the investment contracts in the Fixed Income Master Trust until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

    All other investments are stated at their net asset value, based on the quoted market prices of the securities held in such funds on applicable exchanges.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. DESCRIPTION OF THE PLAN

The TDY Industries, Inc. Profit Sharing Plan for Certain Employees of Metalworking Products (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The purpose of the Plan is to provide retirement benefits to eligible employees through company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. The respective employing companies, which are affiliates of Allegheny Technologies Incorporated (ATI, the Plan Sponsor), will match 100% up to the first 3% of employee contributions and 50% of the next 2% of employee contributions. In addition, profit sharing contributions can be made to participant accounts at the employing company's discretion. These contributions follow an age-weighted formula, based on the following schedule:

                  TDY Industries, Inc. Profit Sharing Plan for
                   Certain Employees of Metalworking Products

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN (CONTINUED)

                CURRENT AGE         COMPANY CONTRIBUTION
                Less than age 35            2.0%
               35 - 39                      2.5%
               40 - 44                      3.0%
               45 - 49                      3.5%
               50 - 54                      4.0%
               55 - 59                      4.5%
                Age 60 or above             5.0%

The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives. Unless otherwise specified by the participant, contributions are made to the Fixed Income Master Trust. Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan's trustee, Mellon Bank, N.A., for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.

Participants may make "in-service" and hardship withdrawals as outlined in the plan document.

Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $1,000 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 12 to 60 months, and primary residence loans are repaid over 12 months up to 180 months. Payments are made by payroll deductions.

Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents. Copies of these documents are available from the Plan Sponsor.

                  TDY Industries, Inc. Profit Sharing Plan for
                   Certain Employees of Metalworking Products

                    Notes to Financial Statements (continued)


3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2003.

                                            2003
                                         ----------
                                         (Unaudited)
Fixed Income Master Trust                 $770,160
Dreyfus Emerging Leaders Fund              713,104
Alliance Capital Fund                      411,043
Harris Assoc - Oakmark Balanced Fund       180,873

Certain of the Plan's investments are in the Allegheny Technologies Incorporated Savings Plan Trust, which has three subsidiary Master Trusts; the Allegheny Technologies Disciplined Stock Fund Master Trust, the Alliance Equity Master Trust and the Fixed Income Master Trust, which are institutional separate accounts valued on a unitized trust basis (collectively, the "Master Trust"). The Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. At December 31, 2003, the Plan's interest in the net assets of the Alliance Equity Master Trust, the Fixed Income Master Trust and the Allegheny Technologies Disciplined Stock Fund Master Trust were as follows:

                                                                2003
                                                             -----------
                                                             (Unaudited)
Alliance Equity Master Trust                                    1.15%
Fixed Income Master Trust                                       0.40
Allegheny Technologies Disciplined Stock Fund Master Trust      0.38

Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

                  TDY Industries, Inc. Profit Sharing Plan for
                   Certain Employees of Metalworking Products

                    Notes to Financial Statements (continued)



3. INVESTMENTS (CONTINUED)

The composition of the net assets of the Fixed Income Master Trust at December 31, 2003 was as follows:

                                                     2003
                                                ------------
Guaranteed investment contracts:
   Canada Life                                  $  2,757,412
   GE Life and Annuity                             9,583,804
   Hartford Life Insurance Company                10,939,222
   John Hancock Life Insurance Company             8,848,178
   Monumental Life Insurance Company               2,353,862
   New York Life Insurance Company                 6,814,589
   Ohio National Life                              4,652,712
   Pacific Mutual Life Insurance Company .         6,075,054
   Principal Life                                  1,187,962
   Protective Life Insurance Company               1,006,456
   Pruco Pace Credit Enhanced                      8,947,069
   Security Life of Denver                         6,737,205
   United of Omaha                                 7,226,335
                                                ------------
                                                  77,129,860

Synthetic guaranteed investment contracts:
   Caisse des Depots et Consignations              1,999,995
   MDA Monumental BGI Wrap                        33,990,199
   Bank of America                                17,803,044
   Rabobank                                       36,635,330
   Union Bank of Switzerland                      14,768,321
                                                ------------
                                                 105,196,889

Interest in common/collective trusts               8,515,369
Other                                                764,537
                                                ------------
Total net assets                                $191,606,655
                                                ============


The Fixed Income Fund (the Fund) invests in guaranteed investment contracts
(GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs) and collateralized mortgage obligations
(CMOs) with fair values of $107,926,162 at December 31, 2003. The contract value minus the market value of the wrapper contracts at December 31, 2003 was $2,356,779.

                  TDY Industries, Inc. Profit Sharing Plan for
                   Certain Employees of Metalworking Products

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate; (2) set at the time of purchase for a fixed term and variable crediting rate or (3) set at the time of purchase and reset monthly within a "constant duration." A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2003, the interest crediting rates for GICs and Fixed Maturity SICs ranged from 3.58% to 8.02%.

For the year ended December 31, 2003, the average annual yield for the investment contracts in the Fund was 5.31%. Fair value of the GICs was estimated by discounting the weighted average of the Fund's cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value for the SICs was estimated based on the fair value of each contract's supporting assets at December 31, 2003.

The composition of net assets of the Alliance Equity Master Trust at December 31, 2003 was as follows:

                                                        2003
                                                    ------------
                                                     (Unaudited)
Investment in registered investment companies:
Alliance Equity Fund S.A. #4                        $ 35,666,427
Operating payables                                       (10,616)
                                                    ------------
Total net assets                                    $ 35,655,811
                                                    ============

The composition of net assets of the Allegheny Technologies Disciplined Stock Fund Master Trust at December 31, 2003 was as follows:

                                                2003
                                            ------------
                                             (Unaudited)
Corporate common stocks                     $ 77,259,404
Investment in common collective trusts           337,451
Receivables                                      283,072
Operating payables                               (42,301)
                                            ------------
Total net assets                            $ 77,837,626
                                            ============

                  TDY Industries, Inc. Profit Sharing Plan for
                   Certain Employees of Metalworking Products

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

The composition of the changes in net assets of the various master trusts is as follows:


                                                                                   ALLEGHENY
                                                                ALLIANCE          TECHNOLOGIES
                                                                 EQUITY           DISCIPLINED
                                           FIXED INCOME          MASTER            STOCK FUND
                                           MASTER TRUST          TRUST            MASTER TRUST
                                           ---------------------------------------------------
                                                         YEAR ENDED DECEMBER 31, 2003
                                           ---------------------------------------------------
                                                               (Unaudited)
Investment income:
   Interest income                         $   9,953,790       $         --       $    214,654
   Net realized/unrealized gain on
     Corporate common stocks                          --                 --         13,699,382
   Dividends                                          --                 --          1,073,159
   Net gain, registered
     investment companies                         45,315          9,614,660                 --
   Net gain, common collective trusts            111,616                 --             10,183
Administrative expenses                         (201,917)           (72,409)          (660,982)
Transfers                                        888,462           (440,184)         8,571,888
                                           -------------       ------------       ------------
Net increase                                  10,797,266          9,102,067         22,908,284
Total net assets at beginning of year        180,809,389         26,553,744         54,929,342
                                           -------------       ------------       ------------
Total net assets at end of year            $ 191,606,655       $ 35,655,811       $ 77,837,626
                                           =============       ============       ============

Interest, realized and unrealized gains and losses, and management fees from the master trusts are included in the net loss from interest in Allegheny Technologies Incorporated Savings Plan Trust on the statement of changes in net assets available for benefits.

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated July 25, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

                  TDY Industries, Inc. Profit Sharing Plan for
                   Certain Employees of Metalworking Products

                    Notes to Financial Statements (continued)


5. PARTIES-IN-INTEREST

Dreyfus Corporation is the manager of the Dreyfus Mutual Funds that are offered as investment options under this Plan. Dreyfus Service Corporation is the funds' distributor. Dreyfus Corporation and Dreyfus Service Corporation are both wholly owned subsidiaries of Mellon Financial Corporation. Mellon Financial Corporation also owns Mellon Bank, N.A., the Trustee for this Plan. Therefore, transactions with these entities qualify as party-in-interest transactions. Trustee and investment fees paid during 2003 were based upon customary and reasonable rates for such services.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA.

7.  RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

                  TDY Industries, Inc. Profit Sharing Plan for
                   Certain Employees of Metalworking Products

                             EIN 25-1792394 Plan 040

         Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)

                                December 31, 2003

                   INVESTMENT DESCRIPTION                          UNITS/SHARES    CURRENT VALUE
                   ----------------------                          ------------    -------------
     Registered investment companies:
        Dreyfus Bond Market Index Fund*                               780.642      $    8,087
        Dreyfus Emerging Leaders Fund*                             18,416.929         713,104
        Artisan Funds - Midcap Fund                                 1,733.600          44,692
        Dreyfus Premiere International Fund*                        6,510.700         107,622
        Harris Associates - Oakmark Balanced Fund                   8,214.050         180,873
        Hartford HLS - Midcap HLS                                     252.622           6,222
        Lord Abbett Mid Cap Value Fund                                377.971           7,117
        Morgan Stanley - Small Co Growth Fund                       4,115.335          44,487
        PIMCO Funds - Total Ret Funds                                 117.738           1,261
        Dreyfus Appreciation Fund*                                    507.201          18,838
        Prudential Jennison Growth Fund, Class A Shares             1,717.232          22,427
                                                                                   ----------
                                                                                   $1,154,730
                                                                                   ==========
     Common collective investment funds:
        Dreyfus Short Term Investment Fund*                           105.800      $      106
                                                                                   ==========
     Participant loans (5.00% to 10.5%)*                                           $  275,518
                                                                                   ==========
     Corporate common stocks:
        Allegheny Technologies Incorporated common stock*                          $  272,795
                                                                                   ==========


* Party-in-interest

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                ALLEGHENY TECHNOLOGIES INCORPORATED
                                TDY INDUSTRIES, INC. PROFIT SHARING PLAN
                                FOR CERTAIN EMPLOYEES OF
                                METALWORKING PRODUCTS

                                By:  /s/ Richard J. Harshman
Date:  June 22, 2004                 ------------------------------------
                                     Richard J. Harshman
                                     Executive Vice President-Finance and
                                     Chief Financial Officer
                                     (Principal Financial Officer and Duly
                                      Authorized Officer)